August 29, 2024

Tim Canning
Chief Executive Officer
Danam Health, Inc
3000 Bayport Drive
Suite 950
Tampa, FL 33607

       Re: Danam Health, Inc
           Amendment No. 1 to Registration Statement on Form S-1
           Filed August 2, 2024
           File No. 333-280945
Dear Tim Canning:

       We have reviewed your registration statement and have the following comment(s).

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1 filed August 2, 2024 Risk Factors
Changes in economic conditions could adversely affect consumer/client buying practices . . ., page 13

1. We note your disclosure that "[i]n addition to general levels of inflation, Danam will also be subject to risk of specific inflationary pressures on product prices." To the extent applicable, please revise your summary risk factors, include a standalone risk factor to disclose how recent inflationary pressures have materially impacted your business and operations. For example, identify the types of inflationary pressures you are facing and how your business has been affected. Lastly, please make conforming revisions in your
       Management's Discussion and Analysis of Financial Condition and Results of Operations
       section.
 August 29, 2024
Page 2
Risks Related to Financial and Accounting Matters
Danam and its subsidiaries have, and entities that Danam may acquire could have, significant outstanding debt . . ., page 25

2. Please disclose here the dollar amount of the outstanding debt and credit obligations of
       Danam and its subsidiaries.
Danam's level of debt may negatively impact its liquidity . . ., page 27

3.     We note your disclosure that "Danam   s bank debt contains a variable
interest rate
       component based on its corporate credit ratings." To the extent material, please revise your summary risk factors and risk factors sections to specifically identify this risk. In your risk factor disclosure, please discuss the impact of any rate increases on your operations and how your business has been affected. For example, describe whether your borrowing costs have recently increased or are expected to increase and your ability to pass along your increased costs to your customers.
The market price of Danam Common Stock may decline as a result of various market factors., page 38

4.     We note your representation that "[i]f an active market for Danam   s
securities develops
       and continues, the trading price of Danam   s securities could be
volatile and subject to
       wide fluctuations in response to various factors, some of which will be
beyond Danam   s
       control." We also note instances of extreme stock price run-ups followed by rapid price declines and stock price volatility seemingly unrelated to company performance following a number of recent initial public offerings, particularly among companies with relatively smaller public floats. Please revise this risk factor to clearly state that such volatility, including any stock-run up, may be unrelated to your actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of your stock. Capitalization, page 44

5. Please revise to include amounts due to related parties and due to seller in your total pro forma capitalization.
Unaudited Pro Forma Combined Financial Information, page 47

6. Please provide a pro forma combined statement of operations for only the most recent fiscal year and for the period from the most recent fiscal year end to the most recent interim date for which a balance sheet is required. Refer to Rule 11-02(c)(2)(i) of
       Regulation S-X.
7. Please tell us your consideration of presenting the acquisitions of Wood Sage LLC and
       Wellgistics LLC in the pro forma balance sheet as of the interim pro forma balance sheet date since the acquisition dates are subsequent to your latest interim pro forma balance sheet date presented. Refer to Rule 11-02(a)(6)(i)(A) of Regulation S-X. This comment also applies to adjustment (c) on page 49.
8. Please present the transactions in your pro forma interim statement of operations and pro forma statement of operations for the year ended December 31, 2023 as if they occurred on January 1, 2023. Refer to Rule 11-02(a)(6)(i)(B) of Regulation S-X. August 29, 2024
Page 3

Unaudited Pro Forma Combined Statement of Operations, page 47

9. Please revise to present pro forma basic and diluted per share amounts in your interim and year end pro forma combined statement of operations. Refer to Rule 11-02(a)(9) of
       Regulation S-X.
10. Please tell us if you plan to continue to pay the management service fee to Normad
       Capital disclosed on pages F-66 and F-82 subsequent to your acquisition and your consideration of making pro forma adjustments in your pro forma combined statements of operations for the period and year presented.
Wellgistics Membership Interest Purchase Agreement, page 50

11. Please describe in detail the changes to the purchase payment that the parties are negotiating. In doing so, please describe which of the payment terms are being negotiated, as well as any other material provisions that are being renegotiated. Please clarify why the parties are renegotiating the terms now, and explain how the renegotiation process commenced, including who initiated it. Further, please clarify whether, as a result of the renegotiation process, you still expect the transaction to close in the third quarter of 2024.
       Please clarify whether any of the proceeds from this offering could be used to satisfy payment obligations related to the transaction and revise your disclosure accordingly.
       Finally, please tell us whether there is now an increased risk that the transaction might not close on time or at all, and revise your disclosure, including your risk factor disclosure, accordingly.
Management's Discussion and Analysis of Financial Condition and Results of Operations of
Wood Sage
Key Components of Results of Operations
Revenues, page 57

12. With a view to providing investors with a complete and balanced picture of Wood
       Sage's business and revenues, please disclose here a breakdown of revenue for each of
       CSP's major services. In this regard, we note your disclosure on pages
69-70 that CSP   s
       general and specialty pharmacy services include (i) patient care coordination, (ii) clinical services, (iii) compliance and persistency programs, (iv) patient financial assistance, (v)
       prior authorization and (vi) risk evaluation and mitigation strategy; however, it is not clear how much of these services contributes to CSP's revenue.
Business, page 68

13.    We note the risk factor on page 25 that "Danam   s quarterly results may
fluctuate
       significantly based on seasonality and other factors." Please revise here to include a discussion of the manner in which seasonality affects your business. Refer to Item
       101(c)(1)(v) of Regulation S-K.
Pharmacies, page 75

14.    We note your representation that DelivMeds    digital pharmacy concept
provides the
       enumerated benefits. Please provide your basis for the stated benefits, or revise to characterize them as management's belief.
 August 29, 2024
Page 4

Information Technology, page 79

15. This section contains lengthy, technical information. For example, you discuss Dart and
       Flutter, Angular and TypeScript as well as their roles in your core engine. Please define any technical jargon and revise in a way that a lay person can understand the role of your information technology in the DelivMeds platform.
Certain Relationships and Related Person Transactions, page 93

16. Please clarify whether the disclosure in this section includes related party transactions since the beginning of your last fiscal year, and revise as appropriate. In this regard, we note your disclosure that "the following is a description of each transaction since January
       1, 2024 (emphasis added)." Refer to Item 404 of Regulation S-K.
TRxADE Promissory Note, page 93

17. Please revise to provide all of the information required by Item 404(a)(5) of Regulation S-
       K with respect to this related party loan. For example, we note that the interest rate is not provided for the promissory note. Additionally, please file any related agreements as exhibits to the registration statement.
Executive Employment Agreements, page 94

18. We note that you have entered into a contract agreement Aletheia Strategic Advisory LLC pursuant to which Vishnu Balu has agreed to serve as Danam's Chief Financial
       Officer. Please file this employment agreement as an exhibit to the registration statement or tell us why you believe you are not required to do so. Refer to Item 601(b)(10)(ii) of
       Regulation S-K.
Danam Health, Inc.
Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm, page F-2

19.    We note the operations of Danam Health Inc., Wellgistics LLC., and Wood
Sage
       LLC, appear to be primarily located in Florida, but your audit reports were signed by an audit firm based in Chennai, India. After asking your auditor, please tell us where the majority of the audit work was conducted and how they concluded it is appropriate to have an audit report issued by an auditor licensed in India. In your response, please tell us whether another audit firm assisted in the audit. If so, please tell us the name of the other firm, whether the other firm is registered with the PCAOB, and the extent to which audit work was performed by the other firm.
20.    Please have your auditor revise their report to address the following:
           Revise the first paragraph to provide an opinion for each period included in the audited financial statements.
           The period your auditors were appointed is not a component of the "Opinion on the
       Financial Statements" section, refer to paragraph .08 of AS 3101.
           Have your auditor retitle the section titled "Responsibilities of the Management for the
       Financial Statement" to "Basis for Opinion." Refer to paragraph .09 of AS 3101.
           The statement that "management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about
Danam Health Inc   s
 August 29, 2024
Page 5

       ability to continue as a going concern...," is not a component of the auditor report. Refer to paragraph .18(a) of AS 3101 in regard to the auditors' responsibility as it relates to going concern.
           Revise the auditors' statement on independence to reflect their "requirement to be independent with respect to the company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the SEC and the PCAOB." Refer to paragraph .09(g) of AS 3101.
Statement of Operations, page F-4

21.    Please present net loss per share. Refer to FASB ASC 260-10-50.
22. We note the financial statements were presented for the year ended for December 31,
       2022 yet Danam was incorporated on September 6, 2022, Please revise to state these statements cover the date of inception, September 6, 2022 to December 31, 2022. Please make similar changes to the statements of cash flows.
Note 1. Organization and Summary of Significant Accounting Policies
Basis of Presentation, page F-7

23. Please revise to clarify that your financial statements do not include amounts related to the acquisition of Wood Sage, LLC which closed in June 2024.
WOOD SAGE, LLC Annual Financial Statements
Report of Independent Registered Public Accounting Firm, page F-22

24.    Please have your auditor revise their report to address the following:
           Revise the first paragraph to provide an opinion for each period included in the audited financials statements.
           The period your auditors were appointed is not a component of the "Opinion on the
       Financial Statements" section, refer to paragraph .08 of AS 3101.
           Have your auditor retitle the section titled "Responsibilities of the Management for the
       Financial Statement" to "Basis for Opinion." Refer to paragraph .09 of AS 3101.
           The statement that "management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about
Wood Sage LLC   s
       ability to continue as a going concern...," is not a component of the auditor report. Refer to paragraph .18(a) of AS 3101 in regards to the auditors responsibility as it relates to going concern.
           Revise the auditors statement on independence to reflect their "requirement to be independent with respect to the company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the SEC and the PCAOB." Refer to paragraph .09(g) of AS 3101.
Note 3. Business Combinations, page F-32

25. Please tell us your consideration of providing the financial statements under Rule 8-04 of
       Regulation S-X related to your acquisitions of Alliance Pharma Solutions LLC and Community Specialty Pharmacy, LLC.
 August 29, 2024
Page 6
Wellgistics, LLC Annual Financial Statements
Report of Independent Registered Public Accounting Firm, page F-50

26.    Please have your auditor revise their report to address the following:
           Revise the first paragraph to provide an opinion for each period included in the audited financial statements.
           The period your auditors were appointed is not a component of the "Opinion on the
       Financial Statements" section, refer to paragraph .08 of AS 3101.
           Have your auditor retitle the section titled "Responsibilities of the Management for the
       Financial Statement" to "Basis for Opinion." Refer to paragraph .09 of AS 3101.
           The statement that "management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about
Wellgistics LLC   s
       ability to continue as a going concern...," is not a component of the auditor report. Refer to paragraph .18(a) of AS 3101 in regards to the auditors responsibility as it relates to going concern.
           Revise the auditors statement on independence to reflect their "requirement to be independent with respect to the company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the SEC and the PCAOB." Refer to paragraph .09(g) of AS 3101.
General, page F-55

27. Please tell us your consideration of providing the financial statements under Rule 8-04 of
       Regulation S-X related to your acquisition of American Pharmaceutical Ingredients, LLC and providing the disclosures in FASB ASC 805-10-50.
Wellgistics, LLC Interim Financial Statements
Note 1 Organization and Summary of Significant Accounting Policies
Unaudited Interim Financial Information, page F-74

28. Please clarify your disclosure of filing Form S-4 on May 2, 2024 here and elsewhere in this filing, or revise accordingly.
General

29. Please provide us with supplemental copies of all written communications, as defined in
       Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the
       Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 August 29, 2024
Page 7

       Please contact Tony Watson at 202-551-3318 or Lyn Shenk at 202-551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact
Rucha Pandit at 202-551-6022 or Dietrich King at 202-551-8071 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services
cc:   Kate Bechen